UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

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TENON MEDICAL, INC.
(Name of Subject Company)

TENON MEDICAL, INC.
(Offeror)

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Common Stock, par value $0.001 per share
(Title of Class of Securities)

88066N204
(CUSIP Number of Class of Securities)

Steven Foster
Chief Executive Officer and President
Tenon Medical, Inc.
104 Cooper Ct.
Los Gatos, CA 95032
Telephone: (408) 649-5760
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

_________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Tenon Medical, Inc., a Delaware corporation (“Tenon” or the “Company”), to exchange (the “Option Exchange”) outstanding stock options (“eligible options”) to purchase up to an aggregate of 90,987 shares of Tenon’s common stock, whether vested or unvested, that were granted under the Tenon Medical, Inc. 2022 Equity Incentive Plan (the “2022 Plan”) or the Tenon Medical, Inc. 2012 Equity Incentive Plan (the “2012 Plan”).

These options may be exchanged for a lesser number of new restricted stock units (“RSUs”) to be granted under the 2022 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated as of April 8, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), the Election Terms and Conditions, attached hereto as Exhibit (a)(1)(v), the other exhibits attached hereto and other related materials as may be amended or supplemented from time to time.

These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” Employees, non-employee directors or consultants of Tenon who are eligible for the Option Exchange include employees, non-employee directors or consultants who continue to provide services as of the commencement date of the Option Exchange and who remain eligible employees, non-employee directors or consultants through the completion date of the Option Exchange (“Eligible Participants”), as further described in the Disclosure Documents.

The information in the Disclosure Documents, including in all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The issuer is Tenon Medical, Inc., a Delaware corporation. The Company’s principal executive offices are located at 104 Cooper Ct., Los Gatos, CA 95032, and the telephone number of its principal executive offices is (408) 649-5760. The information set forth in Section 10 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning Tenon” is incorporated herein by reference.

(b) Securities. The subject class of securities consists of the eligible options. The actual number of shares of common stock subject to the RSUs to be issued in the Option Exchange will depend on the number of shares of common stock subject to the unexercised eligible options tendered by Eligible Participants and accepted for exchange and canceled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Option Exchange,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Acceptance of Options for Exchange; Grant of New RSUs” and “Source and Amount of Consideration; Terms of New RSUs” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. Tenon is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the captions “The Offer to Exchange” entitled “Eligibility,” “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Purposes of the Option Exchange and Reasons for Structure of the Option Exchange,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New RSUs,” “Conditions of the Option Exchange,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New RSUs,” “Status of Options Acquired by Us in the

Option Exchange; Accounting Consequences of the Option Exchange,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences,” and “Extension of Option Exchange; Termination; Amendment,” respectively, and Schedule B to the Offer to Exchange is incorporated herein by reference.

(b) Purchases. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference. The terms and conditions of the 2022 Plan and related agreement listed as Exhibits (d)(1) and (d)(2) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Option Exchange and Reasons for Structure of the Option Exchange” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Options for Exchange; Grant of New RSUs” and “Status of Options Acquired by Us in the Option Exchange; Accounting Consequences of the Option Exchange,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Option Exchange and Reasons for Structure of the Option Exchange” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of New RSUs” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Option Exchange” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer — Section 10 (Information Concerning Tenon)” and “This Offer — Section 17 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 29, 2024, including the financial information set forth or referenced in Item 8 — Financial Statements and Supplementary Data of our Annual Report on Form 10-K are incorporated herein by reference. Our Annual Report on Form 10-K is available electronically on the SEC’s website at www.sec.gov.

The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning Tenon” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 is available electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(c) Other Material Information. Not applicable.

ITEM 12. EXHIBITS

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024	TENON MEDICAL, INC.
	By:	/s/ Steven Foster
	Name:	Steven Foster
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated as of April 8, 2024.
(a)(1)(B)	Form of Launch Email to Eligible Participants.
(a)(1)(C)	Election Form.
(a)(1)(D)	Notice of Withdrawal Election Form.
(a)(1)(E)	Form of Statement of Eligible Options.
(a)(1)(F)	Form of Email Confirming Receipt of Election Form
(a)(1)(G)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.
(a)(1)(H)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer.
(a)(1)(I)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options.
(a)(1)(J)	Form of Email Notice Regarding Rejection of Options for Exchange.
(a)(1)(K)	Form of Expiration Notice Email.
(a)(1)(L)	Option Exchange Presentation to Employees, Non-Employee Directors and Consultants.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)

Tenon Medical, Inc. 2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the Registrant’s Amendment No. 5 to Registration Statement on Form S-1 No. 333-260931, filed on April 20, 2022).

(d)(2)

Form of Restricted Stock Unit Agreement under the Tenon Medical, Inc. 2012 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Registrant’s Amendment No. 5 to Registration Statement on Form S-1 No. 333-260931, filed on April 20, 2022).

(d)(3)	Form of Incentive Stock Option Grant under 2022 Equity Incentive Plan
(d)(4)	Form of Non-qualified Stock Option Grant under 2022 Equity Incentive Plan
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.